AMERICAN ORIENTAL BIOENGINEERING, INC.
1 Liangshuihe First Ave.
Beijing E-Town Economic and Technology Development Area, E-Town
Beijing 100176, People’s Republic of China

December 9, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	American Oriental Bioengineering, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 001-32569

  Dear Mr. Rosenberg:

We are responding to the comment letter dated November 24, 2009 (Staff’s Letter”) related to American Oriental Bioengineering, Inc. (“Company”).  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 1, Business
Intellectual Property, page 11

1.
We note that you disclose that you owned a total of 40 patents. Please expand your disclosure here to include the number of patents related to each material product and the expiration dates for those patents.

Answer:  The Company will add the patent table attached hereto as Annex 1 to the Intellectual Property section in the amendment to the 10-K that it intends to file after all of the responses to the Staff’s Letter have been resolved (“New 10-K/A”).

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 43

2.	Please revise your filing to include tabular disclosure of your contractual obligations in accordance with Item 303(0(5) of Regulation S-K.

Answer:  The Company will insert the contractual obligation table attached hereto as Annex 2 into the New 10-K/A.

Securities and Exchange Commission
File No. 001-32569
December 9, 2009

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk, page 43

3.
You disclose in Note 3 — Summary of Significant Accounting Policies to the financial statements that your functional currency is Renminbi and that you translate the financial statements into United States dollars for reporting purposes. Please revise to provide the quantitative and qualitative market risk disclosure for any foreign currency exchange rate risk as required by Item 305 of Regulation S-K.

Answer:  The Company will include the language provided in Annex 3 attached hereto into the New 10-K/A.

Item 11. Executive Compensation, page 49

4.
On page 50, you state that the Compensation Committee makes independent decisions about all aspects of NEO compensation, and takes into account, among other things, compensation data and benchmarks for comparable positions and companies in different applicable geographical area. We also note that you state on page 50, that you tried to set executives' base salaries near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with your compensation philosophy. It appears that your compensation committee uses this data as a reference point on which, wholly or in part, to base, justify or provide a framework for a compensation decision.  Accordingly, please provide us with draft disclosure for your Form 10-K for your fiscal year ended December 31, 2009 which provides all the names of the companies included in these benchmarks and describe how this information was used. If you benchmarked against a survey in its entirety, you may provide the name of the survey. See Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations. In addition, to the extent that you determine to increase base salaries in the future, please confirm that you will expand your disclosure to describe how the Compensation Committee determined to award a specific increase in base salary.

Answer:  We propose to include the disclosure set forth in Annex 4 attached hereto in our 10-K for the year ended December 31, 2009 (“2009 10-K”). Please note that although the Company used an executive compensation review report prepared by Frederic W. Cook & Co., Inc. dated March 6, 2007 in connection with the 2007 NEO compensation, the report was not used as a benchmark for determining the 2008 or 2009 compensation levels.  In the event that the Company determines to increase base salaries in the future, we will expand our disclosure to describe how the Compensation Committee determined to award a specific increase in base salary.

Annual Cash Incentive Bonuses, page 48

5.	Please file a copy of your cash incentive bonus plan.

Answer:  Although the Company utilizes a formula for the determination of the amount of a cash bonus, it does not have a written cash incentive bonus plan.

Securities and Exchange Commission
File No. 001-32569
December 9, 2009

6.
Your Compensation Discussion and Analysis does not disclose the financial performance goals used to determine your executive officers' cash bonus payments. Please provide us with draft disclosure for your Form 10-K for your fiscal year ended December 31, 2009 which provides the financial performance goals and any other goal or objective used to determine your executive officers’ cash bonus payments. Please also confirm that in your Form 10-K for your fiscal year ended December 31, 2009 you will discuss the achievement of the goals and how the level of achievement will affect the actual bonuses to be paid. To the extent that the objectives are quantified, the discussion should also be quantified.

Answer:  We propose to include the disclosure set forth in Annex 6 attached hereto in our 2009 10-K.

Equity Incentive Compensation, page 50

7.
You state that your Compensation Committee has the general authority to award equity incentive compensation to your executive officers in such amounts and on such terms as the Committee determines in its sole discretion without using a formula. Based on your disclosure on page 32 of your Form 10-Q filed November 16, 2009, the original and revised option grants for 2009 are lower for each of your executive officers than each respective officer's original and revised option grants for 2008. Please provide us draft disclosure for your Form 10-K for your fiscal year ended December 31, 2009 which expands your discussion to describe how and why the Compensation Committee determined to award the specific original and revised grants for 2009 for each of your executive officers.

Answer: We propose to include the disclosure set forth in Annex 7 attached hereto in our 2009 10-K.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-8

8.
Based on the nature of the accounting errors described in Note 4 please explain to us why the restatement revised the effect of exchange rate changes on cash for all periods presented, especially fiscal year 2008.

Answer: The effect of exchange rate changes on cash as presented in the statement of cash flows includes the following:

•	the effect of beginning cash balance caused by change in exchange rate;

Securities and Exchange Commission
File No. 001-32569
December 9, 2009

•	the effect from operating activities during the year caused by the differences between transition rate and year-end exchange rate;

•	the effect from investing activities during the year caused by the differences between transition rate and year-end exchange rate; and

•	the effect from financing activities during the year caused by the differences between transition rate and year-end exchange rate.

Since the accounting errors have resulted in the misstatement of certain balance sheet and income statement items, the restatement impacted the cash flows from operating activities when we translated balance sheet items at the year-end rate and income statement items at the period-average exchange rate. The impacts were reflected in the effect of exchange rate changes on cash.

Notes to Consolidated Financial Statements
Note 4- Restatement of Consolidated Financial Statements, page F-15

9.
You disclose that "the accounting errors have resulted in the misstatement of certain balance sheet and income statement items and the cumulative net earnings since 2006." Please explain to us why you did not file an Item 4.02 Form 8-K and tell us your plans to amend previous periodic reports as a result of these errors.

Answer:   The Company did not file a Form 8-K for under Item 4.02 because it did not consider the accounting errors to have a material effect on the financial results of the Company to the effect that someone could no longer rely upon the Company’s financial statements.  The Company believes that the information regarding the accounting errors has been detailed in full in the Form 10-K/A for the affected periods ((see Note 4 for the year end disclosure and Note 22 for the quarterly disclosure to the Notes To Consolidated Statements as of December 31, 2008, 2007 and 2006 in the Form 10-K/A) and accordingly does not have any plans to amend previous periodic reports for the prior periods.

10.
Refer to your disclosure stating that "the Company identified errors in the recording of a deferred tax liability on its foreign subsidiaries' post-2007 undistributed earnings." Please explain to us why the offsetting entry to write-off the deferred tax liability was to other comprehensive income.

Answer:  The Company had an error in providing a deferred tax liability for the related foreign currency translation adjustment portion of its foreign subsidiaries’ post 2007 undistributed earnings. The original accounting entry was a credit to Deferred Tax Liability and a debit to Other Comprehensive Income recorded at the end of 2008 for the foreign currency translation adjustment during 2008. Since the foreign currency translation adjustment is a component of Other Comprehensive Income, we basically reversed the original entry to correct the error.

Securities and Exchange Commission
File No. 001-32569
December 9, 2009

Note 12 - Acquisitions
2008 Acquisitions, Page F-22
1. Nuo Hua Acquisition

11.
You allocated approximately 97 percent of the total cost to an asset described as "long term investment." Please revise your disclosure to clarify the nature of the asset(s) acquired. Describe for us your methodology for estimating the fair value of this asset at the date of acquisition and provide us the significant assumptions used in the estimate.

Answer:  Nuo Hua’s long term investment represents its 55% equity investment in Yushuntang Pharmaceutical Co., Ltd. in Jilin province (“YST”), and 30% equity investment in a wholesale and distribution company in Shandong province, (“Nuo Hua Affiliate”). Nuo Hua, through its subsidiary and affiliated company, distributes pharmaceutical products through sales network covering major urban and rural areas in China.  Nuo Hua consolidates YST and accounts for Nuo Hua Affiliate using equity accounting. The original disclosure did not allocate the 97 percent purchase cost to the assets acquired and liabilities assumed from YST and the equity interest in Nuo Hua Affiliate.  We propose to amend the footnote disclosure by breaking out the “long term investment” as set forth in Annex 11 attached hereto in the New 10-K/A.

The proposed amendment does not change the original estimated goodwill on the consolidated balance sheet as of December 31, 2008. The increase in goodwill, when compared to the original footnote disclosure, represents goodwill from the acquisition of YST. The Company performed valuation of the acquired assets and assumed liabilities internally based on guidance sets forth by FAS 141, PAR. 37.

2. GHK Acquisition

12.	Please revise to disclose the following information relating to the in-process research and development acquired for each individual material project:
•	The fair value assigned to each product.
•	The significant appraisal assumptions, such as:
o	the period in which material net cash inflows are expected to commence; and
o	material anticipated changes from historical pricing, margins and expense levels.
•	The completeness, complexity and uniqueness at the acquisition date.
•	The nature, timing and estimated costs of the efforts necessary to complete the project, and the anticipated completion date.
•	The risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.
•	In subsequent periods, disclose the status of efforts to complete the project, and the impact of any delays on expected investment return, results of operations and financial condition.

Securities and Exchange Commission
File No. 001-32569
December 9, 2009

Refer to paragraphs 4.2.03 and 4.2.05 of the AICPA Practice Aid "Assets Acquired in a Business Combination to Be Used in Research and Development Activities" for guidance.

Answer:  We propose to include the disclosure set forth in Annex 12 attached hereto in the New 10-K/A.

Note 20 – Income Tax
(a) Corporation Income Tax (“CIT”), page F-30

13.
Due to the range of corporation income tax rates disclosed, please revise your disclosure to clarify how you computed the "expected" tax expense. Discuss what caused the favorable tax rate effect and also discuss the different components of the permanent differences. Please separately disclose any permanent difference that is greater than 5% of the income tax expense at the statutory rate in accordance with Rule 4-08(h) of Regulation S-X.

Answer:  We propose to include the disclosure set forth in Annex 13 attached hereto in the New 10-K/A. The proposed disclosure fixed an error in the presentation of computed “expected” tax expense for year 2006 and 2007 and also separated the change in valuation allowance from the permanent differences.

14.
Please disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that you believe are essentially permanent in duration because the earning will be indefinitely reinvested in accordance with FASB ASC 740-30-50-2-c or state that determination is not practicable.

Answer:  As the Company decided to reinvest the earnings from foreign subsidiaries indefinitely, we have no temporary difference or unrecognized deferred tax liabilities related to investments in foreign subsidiaries.

(b) Value Added Tax (“VAT”), page F-32

15.
Please revise to disclose your accounting policy for presenting VAT collected from customers on the income statement. If amounts are presented on a gross basis, disclose the amounts of VAT for each period presented. Refer to FASB ASC 605-45- 50.

Answer:  We propose to include the disclosure set forth in Annex 15 attached hereto in the New 10-K/A.

Securities and Exchange Commission
File No. 001-32569
December 9, 2009

Item 9A. Controls and Procedures, page 44
(a) Evaluation of Disclosure Controls and Procedures

16.
Please revise your disclosure to clearly describe management's basis for concluding that your disclosure controls and procedures were effective after considering the fact that the financial statements were required to be restated.

Answer:  We propose to include the disclosure set forth in Annex 16 attached hereto in the New 10-K/A.

Item 15. Exhibits, Financial Statement Schedules

17.	Please file Schedule II, Valuation and Qualifying Accounts, in accordance with Rule 5-04 of Regulation S-X, or tell us why this schedule was not filed.

Answer:  We propose to include the disclosure set forth in Annex 17 attached hereto in the New 10-K/A.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 4, Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 31

18.
It remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your filing to disclose, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

Answer:  We will amend the 10-Q for the Quarterly Period Ended September 30, 2009 to add the following sentence:  “Our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective.”

Item 5. Other Information, page 32

19.
Please file copies of your 2009 employment agreements each of Tony Liu, Yanchun Li, Jun Min, Binsheng Li and Wilfred Chow. It appears that you have filed amendments to these agreements as Exhibits 10.6 through 10.10, but we have been unable to locate the original agreements each dated April 9, 2009.

Answer:  The employment agreements will be filed as exhibits to the New 10-K/A.

Securities and Exchange Commission
File No. 001-32569
December 9, 2009

Sincerely,

/s/ Yanchun Li

Yanchun Li
Chief Financial Officer
American Oriental Bioengineering, Inc.

ANNEX 1

Patent Disclosure

The Company has the following invention patents related to material products:

Application No./Patent No.	Product Covered	Purpose	Expiration Date
00103392.1	Soybean Peptides	the equipment and method of producing small molecular peptides from protein separated from soybean	3/01/2020
200410043925.0	SHL	the production method of injection powder	10/11/2024
200510055523.7	Jinji Capsule	a drug for treatment of pelvic inflammatory disease and its production method	3/16/2025
200510010531.X	CE Gel	a method for quality control of the production of WenGuanGuoZiRen cream	11/11/2025
200610009619.4	CE Patch	a method for the extraction of effective portion of WenGuanGuoZiRen	1/12/2026
144459.0	CE Patch	the extraction of WenGuanGuoZiRen, its method of extraction and usage	1/12/2026

In addition, the Company has the following external design patents related to material products:

Application No.	Purpose	Expiration Date
01305739.1	packaging label for Jinji Capsule	3/10/2011
200630157478.1	packaging box for CE Patch	12/4/2016
200630157477.7	packaging box for CE Capsule	12/4/2016
200630157479.6	packaging box for SHL Injection Powder	12/4/2016
200730145294.8	packaging box for Jinji Yimucao	4/30/2017

ANNEX 2

Contractual Obligations

Payments due by period
Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations
Capital Expenditure for the Manufacturing Facilities under Construction	7,666,839	11,734,773	-	-
Total	7,666,839	11,734,773	-	-

ANNEX 3

Quantitative and Qualitative Disclosures About Market Risk

The Company's operations are exposed to a variety of global market risks, including the effect of changes in foreign currency exchange rates. The Company does not use financial derivatives to hedge exposures in the ordinary course of business or for speculative purposes.

Foreign Exchange Risk

We currently conduct substantially all of our operations through our PRC subsidiaries. The functional currency of our PRC subsidiaries is the Chinese RMB. The financial statements of our PRC subsidiaries are translated to U.S. dollars using year-end exchange rates as to assets and liabilities and average exchange rates as to revenues, expenses, and cash flows. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

As the majority of our net revenue, 89% of consolidated costs and expenses, and substantially all of our assets are denominated in RMB, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues and financial condition. For example, if the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings, and assets, as expressed in our U.S. dollar financial statements could decline. In addition, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for business purposes, the U.S. dollar equivalent of the RMB we convert would be reduced. On the other hand, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into RMB for our operations, appreciation of the RMB against the U.S. dollar could reduce the amount of the U.S. dollars available. In addition, the appreciation of the RMB could make our customers’ products more expensive to purchase, because some of our customers are involved in the export of goods, which may have an adverse impact on their sales. A decrease in sales by our customers could have an adverse effect on our operating results.

The local currencies in the countries in which we sell our products may fluctuate in value in relation to other currencies. Such fluctuations may affect the costs of our products sold and the value of our local currency profits. While we are not conducting any operations in countries other than China at the present time, we may expand to other countries and may then have an increased risk of exposure of our business to currency fluctuation.

The PRC government imposes control over the conversion of RMB, into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes an exchange rate, which we refer to as the PBOC exchange rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC exchange rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of RMB into foreign exchange by Foreign Investment Enterprises, or FIEs, for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible. FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in China. Conversion of RMB into foreign currencies for capital account items, including direct investment, loans, and security investment, is still under certain restrictions. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items.

Enterprises in China, including FIEs, which require foreign exchange for transactions relating to current account items, if within a certain limited amount may, without approval of the State Administration of Foreign Exchange, or SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs.

Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to certain restrictions, and prior approval from the SAFE or its relevant branches must be sought.

Between 1994 and 2004, the exchange rate for RMB against the U.S. dollar remained relatively stable, most of the time in the region of approximately RMB8.28 to US$1.00. However, in 2005, the Chinese government announced that it would begin pegging the exchange rate of the RMB against a number of currencies, rather than just the U.S. dollar.

Since a significant amount of our future revenues are expected to be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in China to fund our business activities outside of China, if any, or expenditures denominated in foreign currencies, or our ability to meet our foreign currency obligations, which could have a material adverse effect on our business, financial condition and results of operations. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB with respect to foreign exchange transactions.

We recognized a foreign currency translation adjustment of $15.8 million and $11.6 million as of December 31, 2008 and 2007, respectively. The balance sheet amounts with the exception of equity at December 31, 2008 were translated at 6.8542 RMB to $1.00 USD as compared to 7.3141 RMB at December 31, 2007. The equity accounts were stated at their historical rate. The average translation rates applied to the income and cash flow statement amounts for the fourth quarter ended December 31, 2008 and 2007 were 6.8547 RMB and 7.4158 RMB to $1.00 USD, respectively. We do not hedge our exposure to foreign exchange risk; as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

ANNEX 4

Compensation Data and Benchmarks

In April 10, 2009, the Compensation Committee met and reviewed the compensation package for each executive.  In light of the salary adjustments that had been made in April 9, 2008, and after taking into account the capital requirements of the business and the then current economic situation, the Compensation Committee determined that the salary base compensation for the executives continued to be competitive and, therefore, no salary increase for the year ended December 31, 2009 was warranted.

ANNEX 6

Cash Bonus Payments

The cash bonus is determined by the Company’s compensation committee and is performance based. The performance target is based upon the First Call consensus of the Company’s net income for the year.  The net income consensus for the 2009 was $64 million at the time when the cash bonus payment schedule was set. If the target is met then the executives will receive their bonus.  Since the Company [met] its target net income, the executives will receive the below bonuses:

ANNEX 7

Equity Incentive Compensation

The respective total aggregate equity based compensation granted to each of our executive officers for the current fiscal year is the same as the aggregate value of the equity based compensation for the year ended December 31, 2008.  In 2008 the equity compensation described below consisted solely of stock options granted to each executive.  The Compensation Committee determined that it would be more prudent and attractive to executives, in light of the freezing of salaries for the 2009 fiscal year, that the Company issue to the executives a mix of restricted shares and stock options having the same aggregate equity compensation value as for the year ended December 31, 2008.  Furthermore, the issuance of only stock options having the same compensatory value would require a greater number of shares to be covered by the options (as compared to the issuance of restricted shares) and accordingly, with a strategic allocation between the issuance of restricted shares and stock options, a greater amount of shares would continue to be available under the Company’s  Stock Option Plan.  At the time of the award, because of the significant volatility in the marketplace and in particular the Company's stock price, the Black Scholes calculation abnormally increased the stock option value beyond the normal inherent value thus issuing all stock options to Executives would have been potentially less attractive.

ANNEX 11

ASSETS ACQUIRED

On October 18, 2008, the Company acquired from the Nuo Hua Investment Company Limited (“Nuo Hua”) shareholders all of the issued and outstanding shares of capital stock of Nuo Hua. Nuo Hua owns 55% equity of Yushuntang Pharmaceutical Co., Ltd. in Jilin province, and 30% equity of a wholesale and distribution company in Shandong province, (“Nuo Hua Affiliate”). Nuo Hua, through its subsidiary and affiliated company, distributes pharmaceutical products through sales network covering major urban and rural areas in China.  Nuo Hua consolidates YST’S financial results and account for Nuo Hua Affiliate using equity accounting.

The acquisition cost was $39,500,000 in cash and the amount was paid in full as of December 31, 2008.

The following table summarizes the consideration paid for Nuo Hua and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the non-controlling interest in Nuo Hua’s 55% owned subsidiary Yushuntang Pharmaceutical Co., Ltd..

Fixed assets	$126,612
30% Equity investment in Nuo Hua Affiliate	33,353,879
Accounts receivable	4,480,710
Inventory	1,424,039
Other current assets	252,505
Total assets purchased	39,637,745
Accounts payables	4,347,904
Other current liabilities	515,656
Total liabilities assumed	4,863,560
Non-controlling interest in Yushuntang	625,070
Net assets acquired	34,149,115
Total consideration paid	39,500,000
Goodwill	$5,350,885

The Company performed valuation of the acquired assets and assumed liabilities internally based on guidance sets forth by FAS 141, par. 37. If the final valuation, which is expected to be completed within 12 months from the closing of the acquisition, derives different amounts from our estimate, we will adjust these amounts to goodwill.

ANNEX 12

GHK Acquisition

GHK was working on seven R&D projects at the time of Acquisition. The purchased in-process technology of GHK relates to research and development projects in both pharmaceutical and nutraceutical product families. The Company continues to evaluate these projects for their feasibility and alignment with the Company’s core strategic objectives.

Details of the acquired IPR&D are summarized as follow:

Material Project	Fair Value Assigned	Project Description	Completeness at Acquisition Date and Efforts to Complete the Projects	Estimated Cost to Complete the Project	Anticipated Completion Date
Project 1	$1,700,000	Nutraceutical product to increase bone density	Waiting for appraisal meeting with SFDA	$73,000	June 2009*
Project 2	$2,111,000	Pharmaceutical product to treat disease related to urinary system	Passed efficacy test	$4,469,000	October 2010
Project 3	$1,759,000	Pharmaceutical product for simple obesity	Waiting for approval notice and will start pre-production trial process	$58,000	March 2009*
Project 4	$1,584,000	Pharmaceutical product for anti radiation	Applied for production license	$66,000	May 2009*
Project 5	$1,349,000	Functional Cosmetics	Passed efficacy test	$58,000	October 2009*
Project 6	$1,876,000	Pharmaceutical product for illness related to liver and kidney	Waiting for approval notice and will start pre-production trial process	$1,796,000	August 2010
Project 7	$1,876,000	Pharmaceutical product treating cough	Passed efficacy test	$1,657,000	October 2009*

* Represents projects completed prior to November 2009

The amount of the purchase price allocated to the acquired in-process research and development represents the estimated value based on risk-adjusted cash flows related to in process projects that have not yet reached technological feasibility and have no alternative future uses as of the date of the acquisition. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the underlying products.

The value assigned to the acquired IPR&D was determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. The revenue projections used to value the acquired IPR&D was based on estimates of relevant market sizes and growth factors and the nature and expected timing of new product introductions by us and our competitors. The resulting net cash flows from such projects were based on our estimates of cost of sales, operating expenses, and income taxes from such projects.

The rate of 10 percent utilized to discount the net cash flows to their present value was based on estimated cost of capital plus a risk premium. Due to the nature of the forecasts and the risks associated with the developmental projects, appropriate risk-adjusted discount rates were used for the IPR&D projects. The discount rates are based on the stage of completion and uncertainties surrounding the successful development of the purchased in-process technology projects.

ANNEX 13

The Company’s tax expense differs from the “expected” tax expense as follows:

	2008	2007	2006
	(Restated)	(Restated)	(Restated)
Income tax computed at the statutory tax rate at 33% for year 2006 and year 2007 and 25% for year 2008	$14,923,772	$17,119,518	$12,083,960
Changes in valuation allowance	3,174,394	1,813,132	1,322,400
Preferential tax rate effect	(8,424,544)	(10,013,546)	(6,088,647)
Effect of tax rate changes on deferred tax	-	(1,042,151)	-
Permanent difference:
Written off IPR&D expenses	3,063,812	-	-
Others	(101,962)	134,295	99,202

Income tax expense	$12,635,472	$8,011,248	$7,416,915

Preferential tax effect reflects the difference between enacted tax rate and favorable tax concession granted to certain subsidiaries of the Company.

ANNEX 15

Enterprises or individuals who sell commodities, engage in repair and maintenance or import or export goods in the PRC are subject to a value added tax in accordance with the PRC laws. The value added tax standard rate is 17% of the gross sales price and the Company records its revenue net of VAT. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on the sales of the finished products.

ANNEX 16

Evaluation of Disclosure Controls and Procedures

The first paragraph under paragraph (a) of Item 9A. will be revised to read as follows (new language has been underlined):

AOB maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed by AOB under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and form and that such information is accumulated and communicated to AOB’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer evaluated, with the participation of other members of management, the effectiveness of AOB’s disclosure controls and procedures (as defined in Exchange Act Rule s 13a-15(e) and 15d-15(e)), as of the end of the period covered by this Annual Report on Form 10-K.  In addition, as a result of the errors in our 2007 and 2008 interim and annual period reports, which errors were identified subsequent to the evaluation of our disclosure controls and procedures as of December 31, 2008, we re-evaluated such controls in light of the errors.  The re-evaluation process included (i) a detailed study of (A) how the errors occurred, (B) when and how the errors were discovered, (C) when the errors were communicated to the audit committee and (D) when and how the errors were resolved and disclosed to the public and (ii) a review of existing control procedures in the areas where the errors had occurred.  Based upon such  re-evaluation and after considering the materiality of the errors, management concluded that there was no impact on its assessment as of December 31, 2008 that the disclosure controls and procedures were effective.

ANNEX 17

Description	Balance at beginning of period	Additions		Deductions	Balance at end of period
		(1) Charge to costs and expenses	(2) Charged to other accounts
Allowance for doubtful accounts	$302,270			$75,940	$226,330
Allowance for inventories	$237,426			$69,997	$167,429